NR08-04

January 22, 2008

Cardero Commences Drilling at the Incahuasi Gold Project

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that drilling has commenced on its 100% owned Incahuasi Gold Project, Catamarca Province, north-western Argentina.  The five diamond drill hole program is scheduled to drill a total of 1,100 metres.  Cardero’s Incahuasi Gold project lies outside of the Newmont Exploration Alliance area, and therefore is not subject to any of the terms of the Alliance agreement.

Incahuasi Project Background

Incahuasi is located in the pro-mining Catamarca Province, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region.

Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period, Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold on six underground levels.  High-grade gold values up to 300 g/t gold are reported from quartz veins within the deposit.  Mining ceased at a depth of 130 metres in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Cardero Exploration

Reconnaissance scale sampling conducted by Cardero targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings. The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold and in-situ veins returned values up to 231 g/t gold (for details, see NR07-21).

Subsequently, trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Following these highly positive sampling results, Cardero systematically explored the Incahuasi property through a phased program of detailed structural and alteration mapping.  The resulting exploration model was subsequently tested with an initial drill program of five geological drill holes prior to subsequent geophysics and target drill-testing.  The drill program successfully confirmed a number of predicted structural settings, specifically, the role of late, low-angle fault zones.

A geophysical Induced Polarisation (IP) survey was initiated in November 2007.  During initial interpretation of the survey, it was noted that little detail could be seen in the IP data.  This is thought to be due to water/salt saturation related to the nearby salar, which provides an extremely conductive background environment.  As a result, the amplitude of electrical responses and contrasts was too low to allow effective interpretation of the targeted shear zones.  Only nine of the planned twenty IP lines were completed and the survey was cut-short in favour of drill testing.

Drill Program

The current drill program is designed to test the main Incahuasi Shear Zone at depth and along strike.  It will also test the depth extent of veining and gold mineralisation at the Western Vein Group.  The initial 1,100 metre drill program should be complete by the end of February.  Additional funds are available for follow-up drilling, which will be contingent on results.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value which it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing, cost and content of future anticipated exploration programs and the anticipated results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s Incahuasi project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.